

August 23, 2011

<u>**Via Facsimile**</u>
Brian Bonar
Chairman and Chief Executive Officer
Smart-Tek Solutions, Inc.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

> **RE:** **Smart-Tek Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed on October 15, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed on February 11, 2011**
> **Form 10-KT/A for the Transition Period from Ju1y 1, 2010 to December 31, 2010**
> **Filed on August 1, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed on August 18, 2011**
> **File No. 000-29895**

Dear Mr. Bonar:

      We have reviewed your correspondence dated August 1, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-Q for the quarterly period ended December 31, 2010

General

1. We note your response to our prior comment seven from our letter dated May 23, 2011. However, in addition to amending your Form 10-Q for the three months ended September

30, 2010, please amend you Form 10-Q for the six months ended December 31, 2010 since it appears that the disposition was not reflected in the Form 10-Q for the six months ended December 31, 2010. Your amendment should show all disclosure as required by ASC 250.

Form 10-KT for the transition period from July 1, 2010 to December 31, 2010

General

2. We note that the financial statements were not included in your Amended Form 10-KT. Please note that all financial statements must accompany the audit report. Please revise.

Report of Independent Registered Public Accounting Firm

3. We note that the auditor report does not attest to the consolidated balance sheet as of June 30, 2010. Please revise.

4. We note your response to our prior comment three from our letter dated July 12, 2011. However, the revised audit report refers to "accounting principles generally accepted in the United States of America," versus "in accordance with U.S. generally accepted accounting principle." Please revise.

Form 10-Q for the quarterly period ended June 30, 2011

1. Summary of significant accounting policies, page 6

Accounts Receivable, page 9

5. We note your statement that "There is an no allowance for doubtful accounts as of June 30, 2011 (December 31, 2010 – $Nil)." However, on page 23, it appears that you have an allowance of at least $600,000. Tell us why you recorded such a large allowance / write-off in the current period. Tell us what it relates to and why you believed it was collectable when you recorded revenue for that amount.

Please file all correspondence over EDGAR You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Staff Attorney, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at 202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Owen M. Naccarato

       Facsimile: (949) 851-9262